MANAGEMENT’S DISCUSSION AND ANALYSIS & FINANCIAL STATEMENTS

2 0 0 5   A N N U A L   R E P O R T

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A LY S I S
AUGUST 19, 2005

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. Except as described in note 9, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on May 31.

OVERVIEW

Medicure Inc. (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from a Phase II clinical trial, MEND-1, showed that MC-1 reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The coexisting conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1’s cardioprotective properties with an ACE inhibitor, the most common form of hypertensive therapy.

The Company recently initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world’s ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved

TABLE 1

PRODUCT CANDIDATE	THERAPEUTIC FOCUS	STAGE OF DEVELOPMENT
MC-1	Coronary Artery Bypass Graft Surgery	Phase II/III clinical trial ongoing
MC-1	Angioplasty	Phase II complete
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II trial ongoing
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company’s drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 9 to the audited consolidated financial statements for the year ended May 31, 2005. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, refundable investment tax credits and stock-based compensation.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the ongoing development plans. Management has reviewed the carrying value of its patents using this amended guidance, and no adjustment was made to the capitalized patent costs.

Refundable investment tax credits

The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management’s estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized.

Stock-based compensation

The Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Company of June 1, 2004.

As permitted, the Company has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003. The Company accounts for stock options granted to non-employees on or after June 1, 2002 using the fair value method.

Compensation expense is recorded for stock options issued to employees and non-employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense in fiscal 2005 of $504,878.

SELECTED FINANCIAL INFORMATION

The following is selected financial information about the Company, for its 2005, 2004 and 2003 fiscal years:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	2005	2004	2003
Revenue	459	445	241
Research and development expenses	(13,564)	(4,435)	(3,118)
Investment tax credits	553	-	-
General and administrative expenses	(2,256)	(1,958)	(1,284)
Amortization	(58)	(41)	(33)
Loss for the year	(14,866)	(5,989)	(4,194)
Loss per share	(0.22)	(0.11)	(0.11)
Total assets	10,073	22,385	5,296
Total liabilities	2,733	817	354
Deficit	(33,520)	(18,655)	(12,665)
Total capital stock and contributed surplus	40,861	40,223	17,607

QUARTERLY FINANCIAL INFORMATION FOR 2005 AND 2004

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following is quarterly financial information about the Company, for its years ended May 31, 2005 and May 31, 2004:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	MAY 31, 2005	FEB. 28, 2005	NOV. 30, 2005	AUG. 31, 2004
Revenue	114	214	24	107
Net loss	(4,804)	(3,820)	(3,627)	(2,615)
Loss per share	(0.07)	(0.06)	(0.05)	(0.04)

	MAY 31, 2004	FEB. 29, 2004	NOV. 30, 2004	AUG. 31, 2003
Revenue	128	163	80	74
Net loss	(2,067)	(1,531)	(1,284)	(1,107)
Loss per share	(0.03)	(0.02)	(0.03)	(0.02)

The Company’s increasing quarterly loss over the past two years relates primarily to the advancement of the two phase II clinical trials. The increasing quarterly losses in fiscal 2005 are mainly due to the increase in the number of clinical sites initiated in these trials and the associated increase in the number of patients enrolled. The operations of the Company are not subject to any material seasonality or cyclicality factors.

As highlighted above, the Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company retroactively restated the financial results of the previously reported quarterly financial information to reflect the adoption of these new standards. The impact on the financial results for the three month periods ended August 31, 2003, November 30, 2003 and February 29, 2004 was to increase the previously reported loss for the period by $8,000, $37,000 and $64,000, respectively.

FOURTH QUARTER

The increased loss in the fourth quarter of fiscal 2005 as compared to the third quarter of fiscal 2005, is mainly driven by the acceleration in clinical development activities of the Company. Development costs increased as expected due to higher enrollment rates in the MEND-CABG and MATCHED clinical trials in the fourth quarter of fiscal 2005 as compared to the third quarter of fiscal 2005.

RESULTS OF OPERATIONS

Year Ended May 31, 2005 as Compared to Year Ended May 31, 2004

Research and Development

The Company is a development stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The changes in research and development expenditures for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Clinical trial programs	11,591	2,629	8,962
Preclinical programs	1,845	1,751	94
Other research and development costs	128	55	73
Total research and development expenditures	13,564	4,435	9,129

Research and development expenditures represent 89% of the Company’s total expenditures during fiscal 2005. As expected, research and development expenditures were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

Clinical Trial Programs

As a development stage company moves products towards commercialization, the investment in clinical development of these products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in the two phase II clinical trials is expensed for accounting purposes and is the key driver of the Company’s increased losses, which are a direct result of advancing programs forward.

MC-1 MEND-CABG Study

The Company’s 900 patient, MEND-CABG trial reached full enrollment in July 2005. The MEND-CABG study is a Phase II/III placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company’s lead drug in reducing ischemic damage resulting from CABG procedures. The Phase II portion of the trial is being conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). The study’s primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days (POD 30) following CABG surgery. For the year ended May 31, 2005, total expenditures for the MEND-CABG trial were $8,788,000 as compared to $1,352,000 in fiscal 2004. The costs increased in direct relation to the increase in the number of clinical sites initiated in the study and the associated increase in the number of patients enrolled.

The Company will compile and analyze all efficacy and safety endpoints up to POD 30, and plans on reporting these results in the fall of 2005. The secondary endpoint of postoperative day 90 (POD 90) will follow shortly thereafter.

The initiation of the MEND-CABG trial was based on the Phase II, MEND-1 trial, managed by Duke Clinical Research Institute, which showed that the Company’s lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

MC-4232 MATCHED Study

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Company is conducting the Phase II MATCHED study. The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing approximately 120 patients with coexisting diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. For the year ended May 31, 2005, total expenditures for the MATCHED trial were $1,731,000 as compared to $12,000 in fiscal 2004.

The MATCHED study has been completed, with data analysis and collection ongoing and results expected in late summer 2005.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to preclinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further preclinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic and reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed significant capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues preclinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). In February 2005, the Company announced positive results from preclinical studies involving MC-45308. The studies, which were conducted as part of a collaboration with Dr. Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Chicago Stritch School of Medicine, Maywood, Ill., examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments. Additional experiments to confirm these results and further evaluate MC-45308’s effects are currently underway in Dr. Fareed’s laboratory.

Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Company anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Company plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

INVESTMENT TAX CREDITS

As we are a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Investment tax credits	553	-	553

The recording of refundable ITCs is a result of research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

GENERAL AND ADMINISTRATION

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities.

The changes in general and administrative expenditures for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
General and administrative expenditures	2,256	1,958	298

The overall increase in costs during the fiscal year ended May 31, 2005 as compared to fiscal 2004 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. The Company expects similar levels of general and administrative expenditures in the fiscal year ending May 31, 2006 as compared to fiscal 2005.

INTEREST AND OTHER INCOME

The changes in interest and other income for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Interest and other income	459	445	14

Interest and other income in fiscal 2005 is slightly higher than fiscal 2004, primarily due to a foreign exchange gain of $64,000 in fiscal 2005 as compared to nil in fiscal 2004. The increase in the foreign exchange gain for the year ended May 31, 2005 is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study. This gain was partially offset by lower interest income due to lower average cash and cash equivalents balance in fiscal 2005 as compared to the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

RESULTS

The consolidated loss for fiscal years ended May 31, 2005 and May 31, 2004 is reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	2005	2004	INCREASE (DECREASE)
Loss	14,866	5,989	8,877
Loss per share	0.22	0.11	0.11

As discussed above, the consolidated loss resulted mainly from the expansion of the Company’s clinical development programs.

As stated above, these results of operations were mainly attributable to the Company’s clinical development program and the increased business development activity required to support the program. The Company expects to incur a loss next year as it continues to invest in product research and development.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2005, the Company had cash and cash equivalents totaling $7,591,000 compared with $19,954,000 at the previous year-end. Subsequent to May 31, 2005, the Company strengthened its cash position by raising gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. The financing increased the Company’s cash and cash equivalents to $8,450,000 at August 19, 2005.

These funds are invested in short-term interest-bearing securities and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2005 was 66,826,660 as compared to 66,646,660 at May 31, 2004.

As at August 19, 2005 the Company had 72,032,160 common shares outstanding and has granted 2,519,333 and 2,706,860 options and warrants, respectively, to purchase common shares.

COMMITMENTS

The Company and it’s wholly-owned subsidiary, Medicure International Inc. have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the Company incurred an aggregate of $8,985,000 (2004 -$3,953,000) in expenditures under these agreements which is included in research and development expenses in the statements of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,000. As at May 31, 2005, the Company is committed to fund a further $2,048,000 related to clinical research agreements with contract research organizations (“CROs”) and clinical sites. The contracts with the CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This “holdback” results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed. In addition, the Company has committed to fund a further $3,805,000 in research and development activities under two development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the Company amended a development agreement with a third party such that a further $5,000,000 was committed to research and development expenditures.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The Company has granted royalties to an arm’s length third party based on future commercial sales of MC-1, aggregating 3% on net sales. To date, no royalties are due and/or payable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts or other derivative instruments as at May 31, 2005.

RELATED PARTY TRANSACTIONS

During the year ended May 31, 2005, the Company paid companies controlled by a director, a total of $244,000 (2004 - $229,000) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs. Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Company anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED Phase II studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Company plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

It continues to be the Company’s plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2007. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2006 to fund operations over the long term.

RISKS AND UNCERTAINTY

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis & Financial Statements” contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.